UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
HLTH Corporation
(Name of Issuer)
HLTH Corporation
WebMD Health Corp.
(Names of Person(s) Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
40422Y101
(CUSIP Number of Class of Securities)

Douglas W. Wamsley, Esq. Executive Vice President, General Counsel and Secretary WebMD Health Corp. 111 Eighth Avenue New York, New York 10011 (212) 624-3700	Charles Mele, Esq. Executive Vice President, General Counsel and Secretary HLTH Corporation 669 River Drive, Center 2 Elmwood Park, New Jersey 07407 (201) 703-3400
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copies to:

Stephen A. Greene, Esq. William M. Hartnett, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Tel: (212) 701-3000	Steven L. Grossman, Esq. Spencer D. Klein, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 Tel: (212) 326-2000
This statement is filed in connection with (check the appropriate box):
a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☑ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$2,989,005,157	$117,468
     *Calculated solely for purposes of determining the filing fee. The filing fee is based on the product of (i) $12.29, the average of the high and low prices for shares of HLTH Common Stock as reported on the Nasdaq Global Select Market on August 19, 2008, multiplied by (ii) 243,206,278 shares of HLTH Common Stock, representing an estimate of the maximum number of shares potentially outstanding immediately prior to the effective time of the merger, including certain shares issuable upon exercise of outstanding options to purchase HLTH Common Stock and upon conversion of outstanding HLTH convertible notes.
     **The payment of the filing fee was calculated in accordance with Exchange Act Rule 0-11(b) by multiplying the transaction value of $2,989,005,157 by 0.00003930.
     ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form(s) or Registration No.:
Filing Party:
Date(s) Filed:

INTRODUCTION
          This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by WebMD Health Corp., a Delaware corporation (“WebMD”), and HLTH Corporation, a Delaware corporation (“HLTH”). HLTH is the parent company of WebMD, currently owning approximately 84% of the combined issued and outstanding Common Stock of WebMD through its ownership of all outstanding shares of WebMD Class B Common Stock. HLTH Common Stock and WebMD Class A Common Stock are both publicly traded and listed on The Nasdaq Global Select Market. The holders of WebMD Class A Common Stock currently hold approximately 16% of WebMD’s combined issued and outstanding Common Stock, but have approximately 3.8% of the combined voting power of the outstanding shares because the WebMD Class B Common Stock has five votes per share, while the WebMD Class A Common Stock has one vote per share. WebMD and HLTH are sometimes referred to herein collectively as the “Filing Persons” of this Transaction Statement.
          This Transaction Statement relates to the Agreement and Plan of Merger, dated February 20, 2008, as amended by that certain amendment to the agreement and plan of merger, dated May 6, 2008, between WebMD and HLTH (the “Merger Agreement”). Pursuant to the Merger Agreement, HLTH will merge into WebMD, with WebMD continuing as the surviving company. Although HLTH is the parent company of, and controls WebMD, HLTH is considered the “subject company” for purposes of this Schedule 13E-3 because its equity securities are the ones being converted in the merger and, accordingly, would no longer be outstanding following the merger. The WebMD Board of Directors appointed a special committee, comprised of independent members of the WebMD Board of Directors who are not on the HLTH Board of Directors, to consider and negotiate the terms of the merger on behalf of the holders of WebMD Class A Common Stock.
          In connection with the merger, WebMD’s Class B Common Stock will cease to be outstanding and WebMD’s certificate of incorporation will be amended and restated to eliminate the dual class structure of its shares. In addition, each outstanding share of HLTH Common Stock will be converted into the right to receive 0.1979 shares of WebMD Common Stock and between $6.63 and $6.89 in cash with the actual amount depending on whether HLTH sells certain auction rate securities that it owns before the completion of the merger and, if so, the amount of the proceeds that it receives. If HLTH’s Porex business has not been sold at the time the merger occurs, WebMD may issue up to $250.0 million in 11% pay-in-kind redeemable subordinated notes (the “Merger Notes”) to the HLTH stockholders in lieu of a portion of the cash consideration that otherwise would be payable in the merger. The Merger Notes would be subject to mandatory redemption by WebMD from the proceeds of the divestiture of the Porex business. The redemption price would be equal to the principal amount of the notes to be redeemed plus accrued but unpaid interest through the date of the redemption.
          If the merger is completed, holders of WebMD Class A Common Stock immediately before the merger will hold approximately 20% of WebMD’s issued and outstanding Common Stock immediately following the merger (based on shares outstanding as of August 11, 2008) and will also have approximately 20% of the voting power of the issued and outstanding WebMD Common Stock, since there will no longer be a dual class structure. The remaining shares of WebMD Common Stock will be owned following the merger by holders of HLTH Common Stock immediately prior to the merger.
          Concurrently with the filing of this Transaction Statement, WebMD and HLTH are filing with the SEC a joint proxy statement/prospectus on Form S-4 relating to the Annual Meeting of Stockholders of WebMD and the Annual Meeting of Stockholders of HLTH, each to be held on a date to be announced by the companies. At the respective Annual Meetings, the stockholders of WebMD and HLTH will each be asked to consider and vote on, among other proposals, a proposal seeking adoption of the Merger Agreement and approval of the transactions contemplated by that agreement, including the merger.
          The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the preliminary joint proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the preliminary joint proxy statement/prospectus, including all exhibits and annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the preliminary joint proxy statement/prospectus and the annexes thereto. As of the date hereof, the joint proxy statement/prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.
Item 1: Summary Term Sheet.
The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Questions and Answers”
          “Summary”
Item 2: Subject Company Information.
(a)–(b) Name and Address; Securities. The information set forth in the preliminary joint proxy statement/prospectus under the following caption is incorporated herein by reference:
          “Summary — HLTH”
(c)–(d) Trading Market and Price; Dividends. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Summary — HLTH”
          “Market Price and Dividend Information”
(e) Prior Public Offerings. None.
(f) Prior Stock Purchases.
Tender Offers
     On October 20, 2006, HLTH commenced a tender offer to purchase shares of its Common Stock (“2006 Tender Offer”). On December 4, 2006, the 2006 Tender Offer was completed and, as a result, HLTH repurchased 129,234,164 shares of its Common Stock at a price of $12.00 per share.
Stock Repurchases
     On January 23, 2006, HLTH announced the authorization of a stock repurchase program (the “2006 Repurchase Program”), at which time HLTH was authorized to use up to $48 million to purchase shares of its Common Stock, from time to time, in the open market, through block trades or in private transactions, depending on market conditions and other factors. On February 8, 2006, the maximum aggregate amount authorized for purchases under the 2006 Repurchase Program was increased to $68 million and was then further increased on March 28, 2006 to $83 million. During 2006, 7,329,305 shares were repurchased under the 2006 Repurchase Program at a cost of approximately $71.8 million. In December 2006, HLTH terminated the 2006 Repurchase Program and announced a new stock repurchase program (“New Repurchase Program”). Under the New Repurchase Program, HLTH was authorized to use up to $100 million to purchase shares of its Common Stock from time to time beginning on December 19, 2006, subject to market conditions.
     From time to time, HLTH also withholds shares from restricted stock awards upon the vesting of the awards in order to satisfy tax withholding requirements. The value of these shares is determined based on the closing fair market value of HLTH Common Stock on the date of vesting.
     The following table lists all purchases of HLTH Common Stock during the past two years that were made by HLTH under the tender offers and stock repurchase programs, and to satisfy withholding tax requirements, described above.

HLTH Purchases of Equity Securities

	Total Number
	of
	Shares	Average Price	Range of Prices Paid
Period	Purchased	Paid per Share	High	Low
07/01/08-08/11/08	9,743	$11.57	$11.88	$11.41
04/01/08-06/30/08	5,117	11.76	12.47	9.86
01/01/08-03/31/08	23,739	11.81	11.87	10.60
10/01/07-12/31/07	102,320	12.33	14.51	12.33
07/01/07-09/30/07	328,710	13.23	14.35	13.17
04/01/07-06/30/07	2,156,476	14.66	16.08	13.84
01/01/07-03/31/07	987,106	12.98	15.03	12.30
10/01/06-12/31/06	130,175,418	12.00	12.47	11.53
07/01/06-09/30/06	18,677	11.87	11.99	11.65

Total	133,807,306	$12.06

Item 3: Identity and Background of Filing Persons.
(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. WebMD is an affiliate of HLTH because WebMD and HLTH share certain officers and directors and HLTH owns a controlling interest in WebMD. HLTH is the subject company with respect to the Rule 13e-3 transaction. Each executive officer and director of WebMD and HLTH is a United States citizen except for Dr. Abdool Rahin Moossa, who is a citizen of the United Kingdom and permanent resident of the United States. Neither HLTH nor WebMD, nor any of its respective directors or executive officers, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Summary — WebMD”
          “Summary — HLTH”
          “Information About the Companies — WebMD”
          “Information About the Companies — HLTH”
          “HLTH Directors and Executive Officers”
          “WebMD Directors and Executive Officers”
Item 4: Terms of the Transaction.
(a) Material Terms. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Questions and Answers”
          “Summary — Terms of the Merger”
          “Summary — Reasons for the Merger”
          “Summary — Anticipated Accounting Treatment of the Merger”
          “Special Factors — HLTH’s Purposes and Reasons for the Merger”
          “Special Factors — WebMD’s Purposes and Reasons for the Merger”
          “Special Factors — Certain Effects of the Merger”
          “Special Factors — Anticipated Accounting Treatment of the Merger”
          “The Merger Agreement”
          “Comparison of Stockholder Rights”
          “The HLTH Annual Meeting — Vote and Quorum Required”
          “The WebMD Annual Meeting — Vote and Quorum Required”
(c) Different Terms. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Summary — Treatment of HLTH’s Convertible Notes in the Merger”
          “Special Factors — Approval of the Merger”
          “Effect of the Merger on HLTH’s Convertible Notes”
          “The Merger Agreement — Effect on Capital Stock; Merger Consideration; Exchange of Certificates”

(d) Appraisal Rights. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Questions and Answers”
          “Summary — Dissenters’ Rights”
          “Special Factors — Dissenters’ Rights”
(e) Provisions for Unaffiliated Security Holders. There are no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of HLTH or WebMD or to obtain counsel or appraisal services at the expense of HLTH or WebMD.
(f) Eligibility for Listing or Trading. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Summary — Listing of WebMD Common Stock”
          “Special Factors — Listing of WebMD Common Stock”
          “Description of Merger Notes”
Item 5: Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions. The information contained in (a) the Quarterly Report of WebMD on Form 10-Q for the quarter ended March 31, 2008 under (i) the caption “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Transactions with HLTH” and (ii) Note 4 to the Notes to Consolidated Financial Statements, (b) the Quarterly Report of WebMD on Form 10-Q for the quarter ended June 30, 2008 under (i) the caption “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Transactions with HLTH” and (ii) Note 4 to the Notes to Consolidated Financial Statements, (c) the Annual Report of WebMD on Form 10-K for the fiscal year ended December 31, 2007 under (i) the caption “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Transactions with HLTH” and (ii) Note 5 to the Notes to Consolidated Financial Statements and (d) the Annual Report of WebMD on Form 10-K for the fiscal year ended December 31, 2006 under (i) the caption “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Transactions with Emdeon” and (ii) Note 4 to the Notes to Consolidated Financial Statements is incorporated herein by reference. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Certain Relationships and Related Transactions of HLTH”
          “Certain Relationships and Related Transactions of WebMD”
(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the preliminary joint proxy statement/prospectus under the following caption is incorporated herein by reference:
          “Special Factors — Background of the Merger”
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Special Factors — Background of the Merger”
          “Special Factors — Interests of Certain Persons in the Merger”
Item 6: Purposes of the Transaction and Plans or Proposals.
(b)–(c) Use of Securities Acquired; Plans. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Questions and Answers”
          “Summary — Terms of the Merger”
          “Special Factors — Background of the Merger”
          “Special Factors — Certain Effects of the Merger”
          “Effect of the Merger on HLTH’s Convertible Notes”
          “The Merger Agreement — Effect on Capital Stock; Merger Consideration; Exchange of Certificates”
Item 7: Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.
(a)–(c) Purposes; Alternatives; Reasons. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Summary — Recommendations of the WebMD Special Committee and the Boards of Directors”

          “Summary — Reasons for the Merger”
          “Special Factors — Background of the Merger”
          “Special Factors — HLTH’s Purposes and Reasons for the Merger”
          “Special Factors — WebMD’s Purposes and Reasons for the Merger”
          “Special Factors — Recommendation of the HLTH Board of Directors”
          “Special Factors — Recommendations of the WebMD Special Committee and the Board of Directors”
          “Special Factors — Opinions of Financial Advisors”
(d) Effects. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Questions and Answers”
          “Special Factors — Certain Effects of the Merger”
          “Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”
          “The Merger Agreement — Effect on Capital Stock; Exchange of Certificates”
          “Description of WebMD Capital Stock”
Item 8: Fairness of the Going-Private Transaction.
(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Summary — Reasons for the Merger”
          “Summary — Recommendations of the WebMD Special Committee and the Boards of Directors”
          “Special Factors — Background of the Merger”
          “Special Factors — HLTH’s Purposes and Reasons for the Merger”
          “Special Factors — WebMD’s Purposes and Reasons for the Merger”
          “Special Factors — Recommendation of the HLTH Board of Directors”
          “Special Factors — Recommendations of the WebMD Special Committee and the Board of Directors”
          “Special Factors — Opinions of Financial Advisors”
(c) Approval of Security Holders. This 13e-3 transaction is not structured so that approval of at least a majority of unaffiliated security holders of WebMD is required. All HLTH stockholders will have the opportunity to vote on the approval of the merger.
(d) Unaffiliated Representative. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Summary — Recommendations of the WebMD Special Committee and the Boards of Directors”
          “Special Factors — Background of the Merger”
          “Special Factors — Recommendation of the HLTH Board of Directors”
          “Special Factors — Opinions of Financial Advisors”
(e) Approval of Directors. The boards of directors, including all non-employee directors, of HLTH and WebMD both unanimously approved the Rule 13e-3 transaction.
(f) Other offers. None.
Item 9: Reports, Opinions, Appraisals, and Negotiations.
(a)–(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Special Factors — Background of the Merger”
          “Special Factors — Opinions of Financial Advisors”
(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of WebMD or HLTH during their regular business hours by any interested holder of HLTH or WebMD Common Stock, or such holder’s representative who has been designated in writing, upon written request and at the expense of the requesting holder.

Item 10: Source and Amounts of Funds or Other Consideration.
(a)–(c) Source of Funds; Conditions; Expenses. The information set forth in the preliminary joint proxy statement/prospectus under the following caption is incorporated herein by reference:
          “Special Factors — Sources of Funds, Fees and Expenses”
(d) Borrowed Funds. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Summary — Terms of the Merger”
          “The Merger Agreement — Effect on Capital Stock; Merger Consideration; Exchange of Certificates”
          “Description of Merger Notes”
Item 11: Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Security Ownership of Certain HLTH Beneficial Owners and HLTH Management”
          “Security Ownership of Certain WebMD Beneficial Owners and WebMD Management”
(b) Securities Transactions. None.
Item 12: The Solicitation or Recommendation.
(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Questions and Answers”
          “The HLTH Annual Meeting — Vote and Quorum Required”
(e) Recommendations of Others. None.
Item 13: Financial Statements.
(a)–(b) Financial Information; Pro Forma Information. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Summary — HLTH Ratio of Earnings to Fixed Charges”
          “Selected Historical Consolidated Financial Data of HLTH”
          “Unaudited Pro Forma Condensed Consolidated Financial Statements”
          “Comparative Share Data”
          Annex B-1: HLTH Corporation 2007 Annual Report — Financial Statements
Item 14: Persons/Assets, Retained, Employed, Compensated or Used.
(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
          “Summary — Recommendations of the WebMD Special Committee and the Boards of Directors”
          “Summary — Interests of Certain Persons in the Merger”
          “Special Factors — Background of the Merger”
          “Special Factors — Recommendation of the HLTH Board of Directors”
          “Special Factors — Recommendations of the WebMD Special Committee and the Board of Directors”
          “Special Factors — Interests of Certain Persons in the Merger”
          “Special Factors — Opinions of Financial Advisors”
          “Special Factors — Sources of Funds, Fees and Expenses”
          “The HLTH Annual Meeting — Solicitation of Proxies”
          “The WebMD Annual Meeting — Solicitation of Proxies”
Item 15: Additional Information.
(b) Other Material Information. The information set forth in the preliminary joint proxy statement/prospectus, including all annexes thereto, is incorporated in its entirely herein by this reference.
Item 16: Exhibits. See the attached Exhibit Index on page E-1, which is incorporated herein by reference.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 26, 2008

HLTH CORPORATION

By:	/s/ Lewis H. Leicher
Lewis H. Leicher Senior Vice President

WEBMD HEALTH CORP.

By:	/s/ Lewis H. Leicher
Lewis H. Leicher Senior Vice President

EXHIBIT INDEX

Exhibit
Number	Description
(a)	Preliminary joint proxy statement/prospectus of WebMD and HLTH (incorporated by reference to the Registration Statement on Form S-4 filed by WebMD on August 26, 2008)

(b)(1)	Loan Agreement, dated as of May 6, 2008, between Citigroup Global Markets Holdings Inc. and HLTH Corporation (incorporated by reference to Exhibit 10.1 to HLTH’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008)

(b)(2)	Loan Agreement, dated as of May 6, 2008, between Citigroup Global Markets Inc. SB and WebMD Health Corp. (incorporated by reference to Exhibit 10.1 to WebMD’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008)

(c)(1)	Opinion of Raymond James & Associates, Inc., dated February 20, 2008 (included as Annex F to Exhibit (a))

(c)(2)	Opinion of Morgan Joseph & Co. Inc., dated February 20, 2008 (included as Annex G to Exhibit (a))

(d)(1)	Agreement and Plan of Merger, dated as of February 20, 2008, between WebMD and HLTH (included as Annex A-1 to Exhibit (a))

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of May 6, 2008, between WebMD and HLTH (included as Annex A-2 to Exhibit (a))

(f)	Section 262 of the Delaware General Corporation Law (included as Annex D to Exhibit (a))

(g)	None

E-1